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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of October, 2005

                        Commission File Number 000-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                 IN CONNECTION WITH RULE 12G3-2(B): 82-_______.)

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     BE Semiconductor Industries N.V. (the "Company") is furnishing a press release dated October 27, 2005 which announced its third quarter 2005 results. A copy of the press release is attached hereto as Exhibit 99.1.

     Beginning in 2005, the European Commission requires companies that are quoted on a European stock market, such as Euronext Amsterdam on which the Company's ordinary shares are listed, to publish their financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company is furnishing its financial statements prepared in accordance with International Financial Reporting Standards for the six month period ended June 30, 2005 (the "Six-month IFRS Financial Statements") and the nine month ended September 30, 2005 (the "Nine-month IFRS Financial Statements"). A copy of the Six-month IFRS Financial Statements and the Nine-month IFRS Financial Statements are attached hereto as
Exhibit 99.2 and Exhibit 99.3, respectively.

Exhibits

99.1   Press Release

99.2   IFRS Financial Statements for the six month period ended June 30, 2005

99.3   IFRS Financial Statements for the nine month period ended September 30, 2005


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BE SEMICONDUCTOR INDUSTRIES N.V.


                                        By: /s/ Richard W. Blickman
                                            ------------------------------------
                                            Name: Richard W. Blickman
                                            Title: President and Chief Executive
                                                   Officer
                                            Date: November 18, 2005


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